

August 6, 2012

Via E-mail
Lisa C. Im
Chief Executive Officer
Performant Financial Corporation
333 N. Canyons Parkway
Livermore, California 94551

Re: **Performant Financial Corporation**
Registration Statement on Form S-1/A
Filed August 3, 2012
File No. 333-182529

Dear Ms. Im:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Revenue Recognition, page 38
(c) Revenues, Accounts Receivable, and Reserve for Appeals, page F-29

1. We note that as June 30, 2012, you accrued a reserve for appeals in the amount of $3.1 million for claims against commissions already paid to you, when your estimates for prior periods presented appeared to be nil. Absent sufficient company-specific historical experience upon which to estimate a reserve for appeals by providers after

your commission has been paid, please provide us your assessment as to how fees for your services may be deemed "fixed or determinable" and how you are able to make reliable estimates on a timely basis. Refer to SAB Topic 13.A4 in ASC 605-10-S99.

2. In light of your limited experience under your contract with CMS and the likelihood of claims that may be overturned in the providers' favor, tell us your basis for estimating your reserve for appeals and describe your underlying assumptions. Also, please explain to us:
   - why you did not record similar accruals in prior periods;
   - when the related commission was earned and recorded; and
   - how you recorded the amount offsetting the liability in the financial statements.

Other Operating Expenses, page 39

3. Tell us the nature of the arrangement that required you to "increase payments to healthcare providers for the transfer of medical records in connection with the RAC contract due to an increase in the amount of claims" that you audited. Please disclose whether this is a recurring event in the normal course of business and whether you expect it to increase over time.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director